	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER

8- 44770

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Merrion Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(561) 420-0842	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor New York	NY	10167
(Address) (City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, William Wigton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Merrion Securities, LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WB Wigton
Signature

Chief Executive Officer
Title

Notary Public

NEAL AUMAN
Notary Public of New Jersey
ID #2165766
Commission Expires May 25, 2024

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Merrion Securities, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Merrion Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the "Company"), as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement on the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the

supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter

As more fully described in Note 4 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

February 24, 2022
We have served as Merrion Securities, LLC's auditor since 1988.

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	12,211
Due from broker		431,821
Furniture and equipment (net of accumulated depreciation of $227,151)		5,512
Prepaid expenses and other assets		31,980
Total assets	$	481,524
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	54,150
Member's equity		427,374
Total liabilities and member's equity	$	481,524

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2021

Revenues		
Commissions	$	129,807
Net gain on principal transactions		545,078
Interest income and expense, net		1,709
Other income, affiliates		720,000
Miscellaneous income		154,286
Total revenues		1,550,880
Expenses		
Employee compensation and benefits		904,529
Commissions		297,378
Professional fees		70,985
Rent		63,000
Clearance expense		50,875
Communications		46,706
Market data		22,592
Regulatory fees		16,507
Other expenses		47,935
Total expenses		1,520,507
Net income	$	30,373

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2021

Balance, January 1, 2021	$	418,507
Net income		30,373
Members' withdrawals		(21,506)
Balance, December 31, 2021	$	427,374

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	30,373
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,093
Write down of nonmarketable security		15,875
Forgiveness of PPP loan		(153,675)
Decrease in operating assets:		
Due from broker		137,622
Prepaid expenses and other assets		6,175
Increase in operating liabilities:		
Accounts payable and accrued expenses		27,948
Net cash provided by operating activities		69,411
Cash flows used in investing activities		
Purchase of equipment		(3,630)
Cash flows used in financing activities		
Former member's payout		(41,696)
Members' withdrawals		(21,506)
Net cash used by financing activities		(63,202)
Net increase in cash		2,579
Cash - Beginning of year		9,632
Cash - End of year	$	12,211
Supplemental Cash Flow Information:		
Non-cash financing activities		
PPP Loan forgiveness	$	153,675
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2021

1. Nature of Operations

Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all of its securities transactions through a major clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations.

Credit Losses

The guidance under ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. As of December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due from Broker

Due from broker consists of a clearing deposit in the amount of $200,000 and net amounts receivable relating to securities transactions.

Furniture and Equipment

Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to five years.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2021

3. **Securities Owned, at Fair Value**

Proprietary securities transactions and related expenses are recorded on a trade date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3.   **Securities Owned, at Fair Value (continued)**

The fair value of nonmarketable equity securities has been estimated by the management based on review of the Company's operational and financial performance, and discussion with company management. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

The Company wrote down the market value of Level III securities resulting in an unrealized loss of $15,875 for the year ended December 31, 2021.

4.   **Transactions with related parties**

Commission revenue from members, management and affiliates of the Company amounted to approximately $40,000 for the year.

During 2021, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $63,000 for the year ended December 31, 2021.

The Company maintains an agreement with an affiliate to provide facilities and professional and administrative services. The predetermined monthly charge of $60,000, recognized monthly, may be reassessed as warranted by changes in the affiliate's business. Other income includes $720,000 received for these services. As these transactions are not at arm's length, they do not necessarily represent the amounts that would result from similar transactions with non-related parties.

5.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2021, the Company had net capital of approximately $390,000 which exceeded its minimum net capital requirement of $100,000 by approximately $290,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6.   **Concentration Risk**

Commissions from three major customers accounted for about 46% of commission revenue for the year ended December 31, 2021.

In addition, as explained in footnote 4, approximately 31% of the Company's commission revenue was received from an affiliate.

Merrion Securities, LLC

Notes to Financial Statements
Year Ended December 31, 2021

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations to the Company's clearing broker and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker. The Company has evaluated this concentration of credit risk and has concluded that the risk is minimal and therefore, no reserve is necessary.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

8. **Riskless Principal Transactions**

Net gain on principal transactions includes gains on riskless principal transactions in the amount of approximately $561,000 for the year ended December 31, 2021.

9. **Loan Payable**

In July 2021, the Company's loan from the Small Business Administration in the amount of $153,675 was forgiven and is included in miscellaneous income on the Statement of Operations.

10. **Commitments and Contingencies**

For the year ended December 31, 2021, there were no commitments or contingencies requiring disclosure.

11. **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued. As a result of its evaluation, the Company noted no material subsequent events that require adjustment to, or disclosure in, these financial statements.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2021

Members' equity	$	427,374
Deductions:		
Nonallowable assets		
Furniture and equipment		5,512
Prepaid expenses and other assets		31,980
Total deductions		37,492
Net capital		389,882
Minimum capital requirement		100,000
Excess net capital	$	289,882
Aggregate indebtedness	$	54,150
Ratio of aggregate indebtedness to net capital		0.14:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's most recent Form X-17A-5, Part IIA filing as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Rule 15c3-3 Exemption Report

To the Members of
Merrion Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the provision under which the Company claimed an exemption from SEC Rule 15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 24, 2022

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Merrion Securities, LLC

Rule 15c3-3 Exemption Report
December 31, 2021

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of paragraph (k)(2)(ii). To the best of knowledge and belief of Merrion Securities, LLC it has been in compliance with such provision throughout the year ended December 31, 2021, without exception.

W3 WegTin

Executed by the Person who made the oath or
affirmation under SEC Rule 17a-5(e)(2)